UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Partial Amendment to the Articles of Incorporation

Tokyo, May 19, 2009 — Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved, at a meeting of the Board of Directors held today, to submit a proposal for partial amendment to the Articles of Incorporation of MUFG, as stated below, at the 4th Annual General Meeting of Shareholders to be held on June 26, 2009.

1.	Reasons for Amendments

(1)	As a result of the enforcement of the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds, etc. for the Purpose of Streamlining the Settlement for Transactions of Shares, etc.” (Law No. 88 of 2004; the “Share Settlement Streamlining Law”), the current Articles of Incorporation will be amended as described below:

(i)	Pursuant to Article 6 of the supplementary provisions of the Share Settlement Streamlining Law, a resolution to amend the Articles of Incorporation, by which MUFG abolishes the provisions with respect to issuance of share certificates in the Articles of Incorporation, is deemed to have been approved as of the date of enforcement of the Electronic Share Certificate System (January 5, 2009). Therefore, Article 7 (Share Certificates) of the Articles of Incorporation of MUFG will be deleted and also the language with respect to share certificates will be deleted and amended (Articles 7 and 12 of the Proposed Amendments).

(ii)	As a result of abolition of the “Act on Custody and Transfer of Share Certificate, etc.,” the language with respect to the beneficial shareholders and the register of beneficial shareholders in the Articles of Incorporation of MUFG will be deleted and amended (Articles 8, 10 and 12 of the Proposed Amendments).

(iii)	It is stipulated that the register of lost share certificates shall be prepared and kept until the day on which one (1) year has elapsed from the day immediately following the date of enforcement of the Share Settlement Streamlining Law. Therefore, the language with respect to the register of lost share certificates will be deleted and amended, and necessary provisions will be established in the Supplement of the Proposed Amendments (Articles 11 and 12 of the Proposed Amendments; Articles 1 through 3 of the Supplement of the Proposed Amendments).

(2)	To improve the accessibility of public notice and rationalize the proceedings for public notice, the method of public notice of MUFG will be changed from the Nihon Keizai Shimbun to electronic public notice, and the method of public notice in cases where MUFG is unable to give an electronic public notice due to unavoidable circumstances will be stipulated (Article 5 of the Proposed Amendments).

(3)	The following amendments will be made as Class 8 Preferred Shares and Class 12 Preferred Shares were cancelled.

(i)	The aggregate number of shares authorized to be issued by MUFG will be decreased, and the aggregate number of Class 8 Preferred Shares and Class 12 Preferred Shares authorized to be issued will be deleted (Article 6 of the Proposed Amendments).

(ii)	The descriptions with respect to Class 8 Preferred Shares and Class 12 Preferred Shares in the provisions concerning preferred dividends, preferred interim dividends, distribution of residual assets, right to request acquisition and mandatory acquisition will be deleted. (Articles 13, 14, 15 19 and 20 of the Proposed Amendments).

(iii)	The provisions concerning the right to request acquisition of Class 8 Preferred Shares and Class 12 Preferred Shares will be deleted (deletion of Attachments 1 and 3 of the current Articles of Incorporation).

(4)	Renumbering of the articles and other necessary amendments will be made.

2.	Details of Amendments

The details of amendments are as shown in the attached document.

3.	Schedule

Date of resolution at a meeting of the Board of Directors

May 19, 2009 (Tuesday)

Date of resolution at the general meeting of shareholders

June 26, 2009 (Friday)

Effective date of the amendments to Articles of Incorporation

June 26, 2009 (Friday)

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Department

Tel: 81-3-3240-7651

PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION

OF

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS
Article 1. through Article 4. (Omitted.)	Article 1. through Article 4. (Unchanged.)
(Method of Public Notice) Article 5. Public notices of the Company shall be given in the manner of the publication in the Nihon Keizai Shimbun. (Newly established.)

(Method of Public Notice)

Article 5.

1. Public notices of the Company shall be given by way of electronic public notice.

2. In cases where the Company is unable to give an electronic public notice due to unavoidable circumstances, public notices of the Company shall be given in the manner of the publication in the Nihon Keizai Shimbun.

CHAPTER II. SHARES	CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)

Article 6.

The aggregate number of shares authorized to be issued
by the Company shall be thirty-four billion seventy six million nine hundred one thousand (34,076,901,000) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred million (400,000,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred million (200,000,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred million (200,000,000) in total.

(Total Number of Shares Authorized to be Issued)

Article 6.

The aggregate number of shares authorized to be issued by the Company shall be thirty-three billion nine hundred twenty million one thousand (33,920,001,000) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred million (400,000,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred million (200,000,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred million (200,000,000) in total.

Ordinary Shares: thirty-three billion (33,000,000,000) shares	Ordinary Shares: thirty-three billion (33,000,000,000) shares

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

Class 3 Preferred Shares:

one hundred twenty million (120,000,000) shares

The First Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Second Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Third Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Fourth Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The First Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The First Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

Class 8 Preferred Shares:

twenty-seven million (27,000,000) shares

Class 11 Preferred Shares:

one thousand (1,000) shares

Class 12 Preferred Shares:

one hundred twenty-nine million nine hundred thousand (129,900,000) shares

Class 3 Preferred Shares:

one hundred twenty million (120,000,000) shares

The First Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Second Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Third Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Fourth Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The First Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The First Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

Class 11 Preferred Shares:

one thousand (1,000) shares

(Share Certificates) Article 7. The Company shall issue share certificates representing its issued shares.	(Deleted.)

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

(Number of Shares Constituting One (1) Unit of Shares and Non-Issuance of Share Certificates for Fractional Unit Shares)

Article 8.

1. The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) with respect to Ordinary Shares and each class of Preferred Shares, respectively.

2. Notwithstanding the preceding Article, the Company shall not issue share certificates for fractional unit shares, unless otherwise specified in the Share Handling Regulations.

(Number of Shares Constituting One (1) Unit of Shares)

Article 7.

The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) with respect to Ordinary Shares and each class of Preferred Shares, respectively.

(Deleted.)

(Rights Pertaining to Fractional Unit Shares)

Article 9.

A Shareholder of the Company (including a beneficial shareholder; hereinafter the same being applicable) may not exercise any rights with respect to fractional unit shares held by such shareholder, except for the following:

1. The rights provided for in each item of Article 189,

Paragraph 2 of the Company Law;

2. The right to make a request pursuant to Article 166,

Paragraph 1 of the Company Law;

3. The right to receive an allotment of offered shares and

offered stock acquisition rights in proportion to the number of shares held by such shareholder; and

4. The right to make a request provided for in the following Article.

(Rights Pertaining to Fractional Unit Shares)

Article 8.

A Shareholder of the Company may not exercise any rights with respect to fractional unit shares held by such shareholder, except for the following:

1. The rights provided for in each item of Article 189,

Paragraph 2 of the Company Law;

2. The right to make a request pursuant to Article 166,

Paragraph 1 of the Company Law;

3. The right to receive an allotment of offered shares and

offered stock acquisition rights in proportion to the number of shares held by such shareholder; and

4. The right to make a request provided for in the following Article.

Article 10. (Omitted.)	Article 9. (Unchanged.)

(Record Date)

Article 11.

1. The Company shall deem the shareholders (including beneficial shareholders; the same shall apply hereinafter) whose names have been entered or recorded in the latest register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

(Record Date)

Article 10.

1. The Company shall deem the shareholders whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

2. (Omitted.)	2. (Unchanged.)

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

(Transfer Agent)

Article 12.

1. The Company shall have a share transfer agent.

2. The share transfer agent and the handling office thereof shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. The establishment and retention of the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company and any other businesses with respect to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be handled by the share transfer agent, not by the Company.

(Transfer Agent)

Article 11.

1. The Company shall have a share transfer agent.

2. The share transfer agent and the handling office thereof shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. The establishment and retention of the register of shareholders and the register of stock acquisition rights of the Company and any other businesses with respect to the register of shareholders and the register of stock acquisition rights of the Company shall be handled by the share transfer agent, not by the Company.

(Share Handling Regulations)

Article 13.

The denomination of share certificates to be issued by the Company, the registration of transfers of shares, the registration of pledges on shares, the entries or records in the register of beneficial shareholders and in the register of lost share certificates as well as in the register of stock acquisition rights, and any other handling with respect to shares and stock acquisition rights as well as the fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

(Share Handling Regulations)

Article 12.

The registration of transfers of shares, the registration of pledges on shares, the entries or records in the register of shareholders and in the register of stock acquisition rights, and any other handling with respect to shares and stock acquisition rights as well as the fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER III. PREFERRED SHARES	CHAPTER III. PREFERRED SHARES

(Preferred Dividends)

Article 14.

1. The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”) or registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”) ; provided, however, that in the event that the Preferred Interim Dividends provided for in Article 15 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

Class 3 Preferred Shares:

Sixty (60) yen per share per year

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty (250) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

Class 8 Preferred Shares:

Fifteen and ninety hundredths (15.90) yen per share per year

(Preferred Dividends)

Article 13.

1. The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”) or registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”) ; provided, however, that in the event that the Preferred Interim Dividends provided for in

Article 14 hereof have been paid in the relevant business year,

the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

Class 3 Preferred Shares:

Sixty (60) yen per share per year

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty (250) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

Class 11 Preferred Shares:

Five and thirty hundredths (5.30) yen per share per year

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments
Class 11 Preferred Shares: Five and thirty hundredths (5.30) yen per share per year Class 12 Preferred Shares: Eleven and fifty hundredths (11.50) yen per share per year 2. through 3. (Omitted.)	2. through 3. (Unchanged.)

(Preferred Interim Dividends)

Article 15.

In the event of payment of Interim Dividends provided for
in Article 51 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees.

Class 3 Preferred Shares:

Thirty (30) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five (125) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

(Preferred Interim Dividends)

Article 14.

In the event of payment of Interim Dividends provided for in Article 50 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees.

Class 3 Preferred Shares:

Thirty (30) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five (125) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

Class 8 Preferred Shares:

Seven and ninety-five hundredths (7.95) yen per share

Class 11 Preferred Shares:

Two and sixty-five hundredths (2.65) yen per share

Class 12 Preferred Shares:

Five and seventy-five hundredths (5.75) yen per share

Class 11 Preferred Shares: Two and sixty-five hundredths (2.65) yen per share

(Distribution of Residual Assets)

Article 16.

1. If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered

Ordinary Share Pledgees in such respective amount as

prescribed below:

Class 3 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Two thousand five hundred (2,500) yen per share

Class 8 Preferred Shares:

Three thousand (3,000) yen per share

Class 11 Preferred Shares:

One thousand (1,000) yen per share

Class 12 Preferred Shares:

(Distribution of Residual Assets)

Article 15.

1. If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered

Ordinary Share Pledgees in such respective amount as prescribed below:

Class 3 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Two thousand five hundred (2,500) yen per share

Class 11 Preferred Shares:

One thousand (1,000) yen per share

One thousand (1,000) yen per share

2. (Omitted.)	2. (Unchanged.)

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments
Article 17. through Article 19. (Omitted.)	Article 16. through Article 18. (Unchanged.)

(Right to Request Acquisition)

Article 20.

1.                                           (Omitted.)

2. Any holder of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares may request acquisition of the relevant Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Attachments 1 through 3, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in such Attachments 1 through 3.

(Right to Request Acquisition)

Article 19.

1.                                       (Unchanged.)

2. Any holder of Class 11 Preferred Shares may request acquisition of such Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in such Attachment.

(Mandatory Acquisition)

Article 21.

1.                                           (Omitted)

2. The Company shall mandatorily acquire any of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares for which no request for acquisition is made during the period in which such Preferred Shareholder is entitled to request for acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second decimal place denominated in Yen, and rounded up to the first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen. If the relevant average price is less than such respective amount as set forth below, the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing the amount equivalent to the subscription price per each relevant Preferred Share by such respective amount as set forth below.

(Mandatory Acquisition)

Article 20.

1.                                       (Unchanged)

2. The Company shall mandatorily acquire Class 11 Preferred Shares for which no request for acquisition is made during the period in which such Preferred Shareholder is entitled to request for acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing one thousand (1,000) yen per share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second decimal place denominated in Yen, and rounded up to the first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen. If the average price is less than eight hundred two and sixty hundredths (802.60) yen, the Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing one thousand (1,000) yen per share by eight hundred two and sixty hundredths (802.60) yen.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

Class 8 Preferred Shares:

One thousand two hundred nine and seventy hundredths (1,209.70) yen per share

Class 11 Preferred Shares:

Eight hundred two and sixty hundredths (802.60) yen per share

Class 12 Preferred Shares:

Seven hundred ninety-five and twenty hundredths (795.20) yen per share

3. In respect of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares, the amount equivalent to the subscription price referred to in the preceding paragraph shall be such respective amount as prescribed below.

Class 8 Preferred Shares:

Three thousand (3,000) yen per share

Class 11 Preferred Shares:

One thousand (1,000) yen per share

Class 12 Preferred Shares:

One thousand (1,000) yen per share

(Deleted.)

4. In the calculation of the number of Ordinary Shares provided for in Paragraph 1 and Paragraph 2 of this article, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 234 of the Corporation Act.	3. In the calculation of the number of Ordinary Shares provided for in the preceding two paragraphs of this article, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 234 of the Corporation Act.

Article 22. (Omitted.)	Article 21. (Unchanged.)

(Prescription Period) Article 23. The provisions set forth in Article 52 of these Articles shall apply mutatis mutandis to the payment of Preferred Dividends and Preferred Interim Dividends.	(Prescription Period) Article 22. The provisions set forth in Article 51 of these Articles shall apply mutatis mutandis to the payment of Preferred Dividends and Preferred Interim Dividends.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS	CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS

Article 24. through Article 29. (Omitted.)	Article 23. through Article 28. (Unchanged.)

(General Meetings of Holders of Classes of Shares)

Article 30.

1. The provisions of Articles 25, 26, 28 and 29 of these Articles shall apply mutatis mutandis to general meetings of class shareholders.

2. The provisions of Article 27, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 1 of the Corporation Act.

3. The provisions of Article 27, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 2 of the Corporation Act.

(General Meetings of Holders of Classes of Shares)

Article 29.

1. The provisions of Articles 24, 25, 27 and 28 of these Articles shall apply mutatis mutandis to general meetings of class shareholders.

2. The provisions of Article 26, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 1 of the Corporation Act.

3. The provisions of Article 26, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 2 of the Corporation Act.

CHAPTER V. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER V. DIRECTORS AND BOARD OF DIRECTORS

Article 31. through Article 37. (Omitted.)	Article 30. through Article 36. (Unchanged.)

CHAPTER VI. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER VI. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 38. through Article 44. (Omitted.)	Article 37. through Article 43. (Unchanged.)

CHAPTER VII. ACCOUNTING AUDITOR	CHAPTER VII. ACCOUNTING AUDITOR

Article 45. through Article 47. (Omitted.)	Article 44. through Article 46. (Unchanged.)

CHAPTER VIII. ACCOUNTS	CHAPTER VIII. ACCOUNTS

Article 48. through Article 52. (Omitted.)	Article 47. through Article 51. (Unchanged)

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

SUPPLEMENT Article 1.	SUPPLEMENT Article 1.

Amendments to Article 6, Article 8 through Article 16, Article 19, Article 21, Article 50 and Article 51 hereof (except for the deletions in the Articles of Incorporation pertaining to Class 9 Preferred Shares and Class 10 Preferred Shares) shall have effect from the date September 30, 2007, on which stock splits of the Ordinary Shares and the Preferred Shares of the Company, pursuant to the resolution of the Meeting of the Board of Directors of the Company held on May 23, 2007, will enter into force.

Article 2.

Article 18, Paragraph 1 hereof shall not applied to stock splits of the Preferred Shares of the Company which will enter into force on September 30, 2007, pursuant to the resolution of the Meeting of the Board of Directors of the Company held on May 23, 2007.

The register of lost share certificates of the Company shall be kept at the handling office of the share transfer agent, and business with respect to the entries or records in the register of lost share certificates shall be handled by the share transfer agent, not by the Company.

Article 2.

The entries or records in the register of lost share certificates of the Company shall be governed by the Share Handling Regulations established by the Board of Directors in addition to laws and regulations or the Articles of Incorporation.

Article 3.

The provisions of Article 1 through this Article 3 of this Supplement shall be deleted on January 6, 2010.

(Attachment 1) Request for Acquisition of Class 8 Preferred Shares	(Deleted.)
(Attachment 2)	(Attachment)
Request for Acquisition of Class 11 Preferred Shares (Omitted.) (Attachment 3)	Request for Acquisition of Class 11 Preferred Shares (Unchanged.) (Deleted.)
Request for Acquisition of Class 12 Preferred Shares